February 17, 2006



Mail Stop 6010


Leonard M. Anthony
Executive Vice President and Chief Financial Officer
Dresser-Rand Group, Inc.
Paul Clark Drive
Olean, New York 14760

Re:	Dresser-Rand Group, Inc.
	Registration Statement on Form S-4
	Filed January 23, 2006
	         File No. 333-131212
	Registration Statement on Form S-1
	Filed January 26, 2006
	         File No. 333-131300

Dear Mr. Anthony:
      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General
1. All references below to our prior comments refer to those comments that we issued in our letter to you dated March 11, 2005 concerning your Form S-4 registration statement originally filed on February 11,
2005 (File No.  333-122757).


Risk Factors, page 19
2. We note that the disclosure regarding your contacts with countries identified as terrorist-sponsoring states in the risk factor headed
"Economic, political and other risks associated with international sales and operations could adversely affect our business." in your S-
1 and S-4 filed on January 26, 2006, differs from the disclosure under the same heading on page 17 of your prospectus filed pursuant to Rule 424(b)(4) on August 8, 2005. The phrases "which may have a material adverse effect on the valuation of our stock" and "that may have a material adverse effect on the price of our shares" are not included in the second paragraph of the current disclosure regarding your contacts with such countries. Please advise us of the reasons you deleted these phrases from your disclosure. In this regard, we note that, subsequent to your Rule 424(b)(4) filing, California and
Oregon have also adopted provisions relating to the investment of state funds in companies that do business in Sudan, and Dartmouth College has determined not to invest in specified companies with business ties to Sudan.

3. We note your response to our prior comment 5. However, the disclosure that you provided in your Form S-1 registration statement
(File No. 333-124963) in response to such comment does not appear in the summary of the Form S-4 registration statement. Please provide the applicable disclosure.

Executive Compensation, page 100
4. We note your response to our prior comment 52. Please add compensation disclosure for the fiscal year just completed.
No Personal Liability, page 153
5. We note your response to our prior comment 66. Please provide a detailed legal analysis of how you believe this "consideration for the issuance of the notes" is consistent with the Exxon Capital line of no-action letters.
Note 24, Supplemental Guarantor Financial Information, page F-45 and
F-67
6. We note your response to our prior comment 83. Please clarify which subsidiaries are non-guarantors.

Closing Comments
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date
      Please contact Jay Mumford at (202) 551-3637 or me at 202-
551-
3444 with any questions.

      Sincerely,




							Perry Hindin
							Special Counsel

cc:	Edward P. Tolley, III, Esq.